

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2020

Daniel E. Gorski
Chief Executive Officer
Texas Mineral Resources Corp.
539 El Paso Ave.
Sierra Blanca, TX 79851

> **Re: Texas Mineral Resources Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 30, 2020**
> **File. No. 000-53482**

Dear Mr. Gorski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 30, 2020

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Change in Control, page 14

1. We note that "substantially all of [your] assets consist of the Round Top Project" and that under the terms of the 2019 Option Agreement, USA Rare Earth has "the exclusive right to earn and acquire a 70% interest, increasable to an 80% interest, in the Round Top Project." Please tell us the basis for your assertion on page 14 that "[t]he Company is not aware of any arrangement that might result in a change in control in the future." Alternatively, please revise your disclosures to disclose any potential change of control from the fulfillment of the 2019 Option Agreement.

Daniel E. Gorski
Texas Mineral Resources Corp.
July 13, 2020
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Daniel Gorski